SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 24, 2013

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒                 Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated April 24, 2013 regarding “Ericsson reports first quarter results 2013”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: April 24, 2013

ERICSSON

FIRST QUARTER

REPORT 2013

Ericsson first quarter report 2013

APRIL 24, 2013

FIRST QUARTER HIGHLIGHTS

•	Sales in the quarter were SEK 52.0 b. For comparable units and adjusted for FX and hedging, sales increased 7% YoY and declined -19% QoQ.

•

Operating income incl. JV was SEK 2.1 b. with an operating margin of 4.0%. Excluding the restructuring charges related to the reduction of operations in Sweden of SEK 1.4 b. the margin amounted to 6.7%. Last year’s margin of 17.8% was positively impacted by a gain of SEK 7.7 b. from the divestment of Sony Ericsson.

•	Net income was SEK 1.2 (8.8) b.

•	EPS diluted was SEK 0.37 (2.76). EPS Non-IFRS was SEK 0.99 (3.14).

CONTENTS
3	Financial highlights
5	Segment results
9	Regional sales overview
11	Parent Company information
12	Other information
13	Assessment of risk environment
14	Editor’s note
15	Safe harbor statement
16	Financial statements and additional information

•	Cash flow from operating activities was SEK -3.0 b. primarily driven by higher working capital.

•

Net cash decreased by SEK -6.3 b. QoQ to SEK 32.2 b. mainly due to negative operating cash flow and reclassification of Swedish special payroll taxes of SEK 1.8 b. from Other current liabilities to Pension liabilities.

SEK b.	Q1 2013	Q1 20122)	YoY Change	Q4 2012	QoQ Change
Net sales	52.0	51.0	2%	66.9	-22%
Of which Networks	28.1	27.3	3%	35.3	-20%
Of which Global Services	21.5	20.6	4%	28.0	-24%
Of which Support Solutions	2.4	3.0	-19%	3.6	-33%
Gross margin	32.0%	33.3%	—	31.1%	—

Operating income excl JV	2.1	10.5	-80%	4.8	-55%
Operating margin excl JV	4.1%	20.6%	—	7.1%	—
Of which Networks	6%	6%	—	8%	—
Of which Global Services	3%	6%	—	6%	—
Of which Support Solutions	-1%	-1%	—	8%	—

Operating income incl JV	2.1	9.1	-77%	-3.8	—
Operating margin incl JV	4.0%	17.8%	—	-5.7%	—
Net income	1.2	8.8	-86%	-6.3	—

EPS diluted, SEK	0.37	2.76	-87%	-1.99	—
EPS (Non-IFRS), SEK1)	0.99	3.14	-68%	-1.40	—
Cash flow from operating activities	-3.0	0.7	—	15.7	—
Net cash, end of period	32.2	37.1	-13%	38.5	-16%

1)	EPS, diluted, excl. amortizations, write-downs of acquired intangible assets, and restructuring
2)	Q1 2012 includes a gain from the divestment of Sony Ericsson of SEK 7.7 b.

Ericsson First Quarter Report 2013	1

Comments from Hans vestberg, president and ceo

“Sales showed positive development in the quarter with a growth of 2% YoY, despite currency headwind. Sales for comparable units, adjusted for FX and hedging, grew 7%,” said Hans Vestberg, President and CEO of Ericsson (NASDAQ:ERIC).

“The sales increase was primarily driven by Networks and rollout services, following high project activities primarily in Europe and North America. North America remained the strongest region and showed a growth of 23% despite the decline in CDMA. North East Asia had a challenging quarter with lower sales in South Korea, which remains one of the most advanced LTE markets but without parallel 3G deployments as in Q112, continued structural decline in GSM investments in China and FX effects in Japan.

Looking at the areas of portfolio momentum, we see continued good development in Managed Services with 21 new contracts signed during the quarter. Within the Mobile Broadband area, the vendor selection processes for 4G/LTE in Russia and China have been initiated. We also see continued momentum for our SSR routing platform with 12 new contracts in the quarter. Within OSS and BSS demand continued to be strong.

At the Mobile World Congress (MWC) in Barcelona the trends in focus verify our belief that the Networked Society is coming to life. The growth in data traffic and video in the networks drives demand for mobile broadband and OSS and BSS. Other key topics at the MWC were software defined networks, cloud and machine-to-machine communications that will all be part of shaping the industry for the coming years.

Profitability improved YoY, adjusted for the restructuring charges related to the reduction of operations in Sweden concluded in Q1 and last year’s gain from the divestment of Sony Ericsson. The improvement is mainly due to higher sales in Networks and a continued reduction in operating expenses, offset by negative operating income in Network Rollout and negative FX effects.

The underlying business mix, with a higher share of coverage projects than capacity projects, continued as anticipated during the quarter. With present visibility of customer demand, and current global economic development, we continue to believe that the underlying business mix will start to gradually shift towards more capacity projects during the second half of 2013.

We continue to execute on our strategy. During the quarter we announced the way forward for our JV ST-Ericsson and in April 2013 we announced our intention to acquire Microsoft’s Mediaroom to strengthen our media position.

While macroeconomic and political uncertainty continues in certain regions, the long-term fundamentals in the industry remain attractive and we are well positioned to continue to support our customers in a transforming ICT market,” concludes Vestberg.

Ericsson First Quarter Report 2013	2

Financial highlights – first quarter

INCOME STATEMENT

Sales for comparable units, adjusted for FX and hedging, increased 7% YoY and declined -19% sequentially. During the quarter, the SEK was further strengthened, negatively impacting sales especially in JPY and USD.

Networks sales increased 3% YoY, primarily driven by North America and South East Asia. Networks sales decreased -20% QoQ, partly due to lower sales in North East Asia, offset by continued high business activity in North America.

Global Services grew 4% YoY, driven by Network Rollout and decreased -24% QoQ, partly due to lower business activity in North East Asia and delays in LTE deployments in Latin America.

Support Solutions sales declined -19% YoY and -33% QoQ, mainly due to the divestment of Multimedia Brokering (IPX) in Q312 and negative FX effects.

Restructuring charges for the Group amounted to SEK 1.8 (0.6) b., of which SEK 1.4 b. related to the significant reduction of operations in Sweden. We also continued to execute on our service delivery strategy to move service delivery local resources to global centers, although at a slower pace this quarter.

Gross margin decreased YoY to 32.0% (33.3%), and increased from 31.1% Q412. The YoY decrease was due to lower Network Rollout margin and higher restructuring charges. This was partly offset by gradually declining effects from the network modernization projects in Europe, which also explain the sequential margin improvement.

With present visibility of customer demand, and current global economic development, we continue to believe that the underlying business mix will start to gradually shift towards more capacity projects during the second half of 2013. The negative impact from the network modernization projects in Europe will continue to gradually decline during 2013.

Total operating expenses increased YoY by SEK 0.3 b. to SEK 14.5 (14.2) b. due to increased restructuring charges in the quarter. Excluding acquisitions, divestments and restructuring charges, operating expenses were down -6% YoY. R&D expenses amounted to SEK 7.9 (8.0) b. and included restructuring charges of SEK 0.6 (0.0) b. Selling and general administrative expenses (SG&A) increased YoY to SEK 6.6 (6.2) b. due to restructuring charges of SEK 0.6 (0.1) b.

Ericsson First Quarter Report 2013	3

Other operating income and expenses amounted to SEK 0.0 (7.7) b. Last year’s divestment of Sony Ericsson resulted in a gain of SEK 7.7 b. In the quarter we changed the hedge accounting for new hedges made 2013 and onwards (see Accounting Policies). The hedge effect on other operating income was SEK -0.1 b.

Ericsson’s share in ST-Ericsson’s income before tax was SEK 0.0 (-1.4) b.

Operating income, including JV, decreased to SEK 2.1 (9.1) b. mainly due to restructuring charges relating to the reduction of operations in Sweden and high 2012 comparison due to the gain related to the divestment of Sony Ericsson. Operating income was also negatively impacted by FX effects both YoY and QoQ. Operating margin including JV was 4.0% (17.8%).

Financial net amounted to SEK -0.4 (0.0) b. and decreased QoQ from SEK -0.1 b. mainly due to lower interest income and currency revaluation effects including impact from devaluation in Venezuela. Tax costs were SEK -0.5 (-0.3) b.

Net income decreased to SEK 1.2 (8.8) b. following the decline in operating income.

EPS diluted was SEK 0.37 (2.76). EPS Non-IFRS excluding the gain from divestment of Sony Ericsson in Q112 was SEK 0.99 (0.77).

BALANCE SHEET AND OTHER PERFORMANCE INDICATORS – FIRST QUARTER

Trade receivables increased QoQ to SEK 65.1 (63.7) b. and inventory increased QoQ to SEK 29.8 (28.8) b., due to high business and project activities. Accounts payable decreased as a consequence of the high volumes in Q412.

Cash, cash equivalents and short-term investments amounted to SEK 72.1 (76.7) b. The net cash position decreased QoQ by SEK -6.3 b. to SEK 32.2 (38.5) b., primarily due to the negative operating cash flow and reclassification of Swedish special payroll taxes of SEK 1.8 b. from Other current liabilities to Pension liabilities in line with the implementation of IAS19R on January 1, 2013.

During the quarter, approximately SEK 0.8 b. of provisions were utilized, of which SEK 0.3 b. were related to restructuring. Additions of SEK 1.9 b. were made, of which SEK 1.6 b. related to restructuring. Reversals of SEK 0.2 b. were made.

The negative cash flow from operating activities was driven by increased working capital of SEK 4.6 b. Cash outlays for restructuring amounted to SEK 0.3 (0.4) b. Cash outlays of SEK 2.4 b. remain to be made from the restructuring provision.

The total number of employees decreased QoQ to 109,648 (110,255) due to continued efficiency improvements. The reduction of operations in Sweden had limited impact on headcount in Q1.

Ericsson First Quarter Report 2013	4

Segment results

NETWORKS

SEK b.	Q1 2013	Q1 2012	YoY Change	Q4 2012	QoQ Change
Network sales	28.1	27.3	3%	35.3	-20%
Operating income	1.6	1.6	-5%	2.8	-44%
Operating margin	6%	6%	—	8%	—

Sales for comparable units, adjusted for FX and hedging, increased 7% YoY supported by high mobile broadband deployment levels in the US and Indonesia. The structural decline in CDMA continued with -42% in the quarter to SEK 1.3 b. Sales declined QoQ due to the continued structural decline of GSM sales in China as well as declining sales in Japan, mainly due to FX effects. The business activity in North America remained high in the quarter.

The operator focus on monetizing their increasing data traffic is driving demand for mobile broadband including our 4th Generation IP solutions. There is good momentum for the SSR routing platform with 51 contracts signed since launch in December 2011, of which 12 new contracts were signed in Q1 2013.

The worldwide LTE radio access deployments continue to drive demand also for HSPA, packet core networks and VoLTE. In early February, Ericsson signed its 100th Evolved Packet Core (EPC) contract. We see a trend of higher adoption rate for software features as operators aim for differentiated services, higher network performance and increase their focus on cost effectiveness.

Operating margin was flat YoY, negatively impacted by restructuring charges related to reductions of operations in Sweden. Total restructuring charges in the quarter were SEK 1.3 (0.1) b. The operating margin decline QoQ was due to lower sales volumes. This was partly offset by reduced underlying operating expenses and the gradually decreasing negative effect from the network modernization projects in Europe.

Ericsson First Quarter Report 2013	5

GLOBAL SERVICES

SEK b.	Q1 2013	Q1 2012	YoY Change	Q4 2012	QoQ Change
Global Services sales	21.5	20.6	4%	28.0	-24%
Of which Professional Services	14.6	14.9	-2%	18.9	-23%
Of which Managed Services	5.9	5.7	3%	6.8	-13%
Of which Network Rollout	6.8	5.7	19%	9.2	-26%

Operating income	0.7	1.3	-43%	1.8	-59%
Of which Professional Services	1.8	1.9	-4%	2.8	-34%
Of which Network Rollout	-1.1	-0.6	-73%	-1.0	-10%

Operating margin	3%	6%	—	6%	—
Of which Professional Services	13%	13%	—	15%	—
Of which Network Rollout	-16%	-11%	—	-11%	—

Sales growth for comparable units, adjusted for FX and hedging, was 9% YoY, driven by Network Rollout with continued high activity in European modernization contracts and other coverage projects. Sales declined QoQ partly due to lower business activity in North East Asia and delays in LTE deployments in Latin America.

Professional Services sales were slightly down, impacted by currency headwind as well as lower Network Design & Optimization and Consulting & System Integration activities in the quarter.

The good momentum in Professional Services continues with 21 new Managed Services contracts signed in the quarter and eight new significant Consulting and Systems Integration contracts signed.

The IS/IT related Managed Services and Consulting and Systems Integration business is picking up speed driven by the ongoing business transformation in the industry.

Operating margin for Global Services decreased YoY as a result of increased losses in Network Rollout, partly due to continued high activity in the network modernization projects in Europe and delayed LTE rollouts in Latin America leading to additional project costs. Professional Services shows stable margin development.

Restructuring charges of SEK 0.4 (0.5) b. in the quarter had a negative impact on operating income.

Other information	Q1 2013	Full year 2012
No. of signed Managed Services contracts	21	52
Of which expansions/extensions	8	19
No. of signed significant consulting & systems integration contracts1)	8	24
Number of subscribers in networks managed by Ericsson, end of period 2)	~ 950 m.	~ 950 m.
Of which in network operations contracts	550 m.	550 m.
Number of Ericsson services professionals, end of period	61,000	60,000

1) In the areas of OSS and BSS, IP, Service Delivery Platforms and data center build projects.

2) The figure includes network operations contracts and field operation contracts.

Ericsson First Quarter Report 2013	6

SUPPORT SOLUTIONS

SEK b.	Q1 2013	Q1 2012	YoY Change	Q4 2012	QoQ Change
Support Solutions sales	2.4	3.0	-19%	3.6	-33%
Operating income	0.0	0.0	-4%	0.3	—
Operating margin	-1%	-1%	—	8%	—

Sales growth for comparable units, adjusted for FX and hedging, was -3% YoY. Multimedia brokering (IPX) was divested in Q312, which impacted sales negatively YoY. IPX sales amounted to SEK 0.4 b in Q112. Demand for OSS and BSS continued to be strong, driven by operators’ focus on improving efficiency and adapting to mobile broadband business requirements. Media management sales declined YoY following a strong Q112 and a technology shift of our video compression portfolio.

We continue to implement our Support Solutions strategy communicated during Q112 with a more focused and concentrated portfolio. During the past year we have executed significant portfolio changes. On April 8, 2013, we announced our intention to acquire Microsoft’s TV solution business Mediaroom, further strengthening our position in the growing media management market.

Operating margin was negatively impacted by restructuring charges and lower sales volumes. Efficiency improvements and portfolio streamlining contributed positively. Restructuring charges in the quarter were SEK 0.1 (0.0) b. which means that the underlying operating margin was positive.

The number of subscriptions served by Ericsson’s charging and billing solutions was 2.0 billion at end of period.

Ericsson First Quarter Report 2013	7

ST-ERICSSON

USD m.	Q1 2013	Q1 2012	YoY Change	Q4 2012	QoQ Change
Net sales	256	290	-12%	358	-28%
Adjusted operating income 1)	-158	-297	47%	-133	-19%

1)	Operating income adjusted for amortization of acquired intangibles and restructuring charges.

As announced on March 18, 2013, ST-Ericsson will be split between the parents. Ericsson will take on the design, development and sales of the LTE multimode thin modem business products, including 2G, 3G and 4G multimode. ST Microelectronics will take on the existing ST-Ericsson products, other than the LTE multimode thin modems and related business, as well as certain assembly and test facilities. The remaining parts of ST-Ericsson will be closed down. Both parents are assuming equal funding of the wind-down related activities. The formal transfer of the relevant parts of ST-Ericsson to the parent companies is expected to be completed during the third quarter of 2013, subject to regulatory approvals.

ST-Ericsson’s sales in the first quarter of 2013 decreased 28% sequentially to USD 256 million reflecting, as anticipated, seasonal factors, no revenues from licensing and softer market conditions. ST-Ericsson’s operating loss in the first quarter of 2013 was USD -158 million.

Ericsson’s share in ST-Ericsson’s income before tax was SEK 0.0 (-1.4) b. As of December 31, 2012 there are no remaining investments related to ST-Ericsson on Ericsson’s balance sheet and therefore no result from ST-Ericsson is included in Ericsson’s result.

In Q412, Ericsson made a provision of SEK 3.3 b. which provides for Ericsson’s share of obligations for the wind-down of ST-Ericsson. Ericsson incurred cash of SEK 0.5 b. in the quarter, which resulted in a net liability of SEK 2.8 b.

We are progressing as planned toward a Q313 transaction close to separate the thin modem business from ST-Ericsson and integrate into Ericsson. Our focus is on continued execution during the transition period and to continue engagement with customer development teams.

Once the multimode thin modem business has been fully integrated into Ericsson in Q413 the operation will continue to be reported as a segment. Our current best estimate is that it will generate operating losses of approximately SEK -0.5 b. in Q413 primarily related to R&D expenses.

Ericsson First Quarter Report 2013	8

Regional sales overview

REGIONAL SALES

	First quarter 2013				Growth
SEK b.	Networks	Global Services	Support Solutions	Total	YoY	QoQ
North America	9.2	6.1	0.5	15.8	23%	-7%
Latin America	2.0	2.0	0.4	4.4	-9%	-33%
Northern Europe and Central Asia	1.3	1.0	0.1	2.3	0%	-24%
Western and Central Europe	1.9	2.3	0.1	4.3	1%	-20%
Mediterranean	2.4	2.7	0.1	5.3	14%	-25%
Middle East	1.4	1.5	0.3	3.2	0%	-38%
Sub-Saharan Africa	1.1	0.8	0.2	2.1	-3%	-40%
India	0.9	0.6	0.1	1.6	13%	0%
North East Asia	3.4	2.6	0.1	6.1	-34%	-41%
South East Asia and Oceania	2.6	1.4	0.1	4.1	22%	-9%
Other1)	2.0	0.4	0.5	2.9	2%	-3%

Total	28.1	21.5	2.4	52.0	2%	-22%

1)	Region “Other” includes licensing revenues, sales of cables, broadcast services, power modules and other businesses.

In the regional dimension, all of the Telcordia sales are reported in the Support Solutions segment except for North America where it is split 50/50 between Global Services and Support Solutions. The acquired Technicolor Broadcast Service Division is reported in region “Other”. Multimedia brokering (IPX) was previously reported in each region in segment Support Solutions. For the first three quarters 2012 it was part of region “Other”. IPX was divested end Q312.

North America

Sales grew YoY with continued high activity levels with peaking volumes in one of the large mobile broadband coverage projects. CDMA equipment sales continued to decline.

Latin America

YoY sales were negatively impacted primarily by delays in LTE rollouts caused by issues related to LTE licenses, partly offset by YoY growth in OSS and BSS.

Northern Europe and Central Asia

Sales in the region were basically flat YoY with continued low investment levels in Russia. Operators in Russia are in the middle of the LTE vendor selection process, likely leading to initial deployments towards the latter part of 2013 or early 2014.

Western and Central Europe

Execution of the network modernization projects continued. Several new Managed Services contracts were signed in the quarter.

Mediterranean

Modernization projects and high project activity in France and Northwest Africa drove YoY growth. Macroeconomic development remained weak in parts of the region.

Middle East

Initial LTE deployments are ongoing, but from low levels. There is good demand for both OSS and BSS and professional services as operators seek differentiation and operational efficiencies. Political unrest prevails and is still impacting sales.

Sub-Saharan Africa

While 3G sales are increasing; the majority of sales is still related to 2G. The momentum for Managed Services continued with a multi-country contract signed in the quarter. Mobile broadband charging sales were strong in the quarter.

India

Operator spending remains cautious, principally because of sustained regulatory uncertainty. The momentum for Managed Services continued with a major contract signed in the quarter.

Ericsson First Quarter Report 2013	9

North East Asia

Business activity declined YoY mainly due to lower sales in South Korea, continued structural decline in GSM investments in China and FX effects in Japan. South Korea remains one of the most advanced LTE markets, but the YoY comparison is impacted by the parallel 3G deployments in Q112. Sales were also impacted by delayed LTE spectrum auctions in South Korea.

South East Asia and Oceania

The business volume continued on a high level with simultaneous mobile broadband deployments in Indonesia, Australia and Thailand.

Other

IPX was divested at the end of Q312 impacting Support Solutions sales YoY comparison. Licensing revenues continued to show stable development YoY. Sales of broadcast services, cables, power modules and other businesses are also included in “Other”.

Ericsson First Quarter Report 2013	10

Parent company information

Income after financial items was SEK 1.2 (5.1) b. The Parent Company’s financial position had the following major changes during the quarter; decreased cash, cash equivalents and short-term investments of SEK -4.7 b. and decreased current and non-current receivables from subsidiaries of SEK 6.7 b. At the end of the quarter, cash, cash equivalents and short-term investments amounted to SEK 52.7 (57.4) b.

By the end of the quarter ST-Ericsson had utilized USD 77 million (SEK 0.5 b.) of a short-term credit facility. In Q4 2012, Ericsson made a provision of SEK 3.3 b. which provides for Ericsson’s share of obligations for the wind-down of ST-Ericsson. Ericsson incurred cash of SEK 0.5 b. in the quarter, which resulted in a net liability of SEK 2.8 b.

In accordance with the conditions of the long-term variable remuneration program (LTV) for Ericsson employees, 2,588 932 shares from treasury stock were sold or distributed to employees during the first quarter. The holding of treasury stock at March 31, 2013, was 82,209,163 Class B shares.

Ericsson First Quarter Report 2013	11

Other information

Samsung litigation

On November 27, 2012, Ericsson filed two patent infringement lawsuits in the US District Court for the Eastern District of Texas against Samsung. Ericsson seeks damages and an injunction. Ericsson also asked the Court to adjudge that Samsung breached its commitment to license any standard-essential patents it owns on fair, reasonable, and non-discriminatory terms and to declare Samsung’s allegedly standard essential patents to be unenforceable. On November 30, 2012, Ericsson filed a complaint with the US International Trade Commission (ITC) seeking an exclusion order blocking Samsung from importing certain products into the US. On December 21, 2012, Samsung filed a complaint with the ITC seeking an exclusion order blocking Ericsson from import of certain products into the US

On March 18, 2013, Samsung filed its answers and counterclaims in the Ericsson suits (above) in Texas, USA.

Airvana litigation

In February 2012, Airvana Networks Solutions Inc (Airvana) filed a complaint against Ericsson in the Supreme Court of the State of New York, USA, alleging that Ericsson has violated key contract terms and misappropriated Airvana trade secrets and proprietary information. Airvana is seeking damages of USD 330 million and to enjoin Ericsson from developing, deploying or commercializing Ericsson products allegedly based on Airvana’s proprietary technology.

On March 19, 2013 the Court issued a preliminary injunction barring Ericsson or any party in privity with Ericsson from using, operating, testing or deploying certain Airvana-based EV-DO hardware unless it is executing software that is licensed from Airvana.

The Court also confirmed that it will conduct a separate, related hearing starting in April on a second preliminary injunction motion filed by Airvana seeking to prevent deployment of the Digital Baseband Advanced (“DBA”) hardware with any EV-DO software other than Airvana’s.

Reduction of number of employees in Sweden

On March 27, 2013 the company announced the reductions of operations in Sweden. In total 1,399 positions were impacted with 919 employees notified. All sites in Sweden were affected except Falun, Hudiksvall, Kalmar and Katrineholm. Restructuring charges associated with these actions were SEK 1.4 b. impacting Group results in Q1, 2013.

Acquisition of Devoteam Telecom & Media operations

On January 21, 2013, Ericsson announced its intention to acquire Devoteam Telecom & Media operations in France. The completion of the acquisition is subject to consultation and customary closing conditions and is expected to take place by the beginning of Q2, 2013.

On new positions

As of April 1, 2013, Jan Signell is appointed Head of Region North East Asia and a member of Ericsson’s Global Leadership Team, reporting to Chairman of Asia-Pacific, Mats H Olsson. Jan Signell is currently Head of Customer Unit Japan within Region North East Asia, and will remain in this role until a successor is appointed.

As of June 3, 2013, Chris Houghton is appointed Head of Region India and a member of Ericsson’s Global Leadership Team, reporting to Chairman of Asia-Pacific, Mats H Olsson. Chris Houghton is currently Head of Customer Unit UK & Ireland.

POST-CLOSING EVENTS

Ericsson to acquire Microsoft Mediaroom

On April 8, 2013, Ericsson announced that the company has reached an agreement with Microsoft to acquire its TV solution Mediaroom business. This will make Ericsson the leading provider of IPTV and multi-screen solutions with a market share of over 25%. The agreement is subject to customary regulatory approvals and other conditions.

Ericsson First Quarter Report 2013	12

Assessment of risk environment

Ericsson’s operational and financial risk factors and uncertainties along with our strategies and tactics to mitigate risk exposures or limit unfavorable outcomes are described in our Annual Report 2012. Compared to the risks described in the Annual Report 2012, no material, new or changed risk factors or uncertainties have been identified in the quarter.

Risk factors and uncertainties in focus short-term for the Parent Company and the Ericsson Group include:

•

Potential negative effects on operators’ willingness to invest in network development due to uncertainty in the financial markets and a weak economic business environment, or reduced consumer telecom spending, or increased pressure on us to provide financing;

•	Uncertainty regarding the financial stability of suppliers, for example due to lack of financing;

•	Effects on gross margins and/or working capital of the product mix in the Networks segment between sales of upgrades and expansions (mainly software) and new build-outs of coverage (mainly hardware);

•	Effects on gross margins of the product mix in the Global Services segment including proportion of new network build-outs and share of new managed services deals with initial transition costs;

•	A continued volatile sales pattern in the Support Solutions segment or variability in our overall sales seasonality could make it more difficult to forecast future sales;

•	Effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. with postponed investments and intensified price competition as a consequence;

•	Implementation of the strategic option for our joint venture ST-Ericsson and related capital need;

•	Changes in foreign exchange rates, in particular USD, JPY and EUR;
•	Political unrest or instability in certain markets;

•	Effects on production and sales from restrictions with respect to timely and adequate supply of materials, components and production capacity and other vital services on competitive terms;

•	Natural disasters and other events, affecting business, production, supply and transportation.

Ericsson stringently monitors the compliance with all relevant trade regulations and trade embargos applicable to dealings with customers operating in countries where there are trade restrictions or trade restrictions are discussed. Moreover, Ericsson operates globally in accordance with Group policies and directives for business ethics and conduct.

Stockholm, April 24, 2013

Telefonaktiebolaget LM Ericsson (publ)

Hans Vestberg, President and CEO

Org. Nr. 556016-0680

This report has not been reviewed by Telefonaktiebolaget LM Ericsson’s auditors.

Date for next report: July 18, 2013

Ericsson First Quarter Report 2013	13

Editor’s note

Ericsson invites media, investors and analysts to a press conference at the Ericsson Studio, Grönlandsgången 4, Stockholm, at 09.00 (CET), April 24, 2013. An analysts, investors and media conference call will begin at 14.00 (CET).

Live webcast of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors

Video material will be published during the day on www.ericsson.com/press

For further information, please contact:

Helena Norrman, Senior Vice President,

Communications

Phone: +46 10 719 34 72

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson (publ)

Org. number: 556016-0680

Torshamnsgatan 23

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Stefan Jelvin, Director,

Investor Relations

Phone: +46 10 714 20 39, +46 70 986 02 27

E-mail: investor.relations@ericsson.com

Åsa Konnbjer, Director,

Investor Relations

Phone: +46 10 713 39 28, +46 73 082 59 28

E-mail: investor.relations@ericsson.com

Rikard Tunedal, Director,

Investor Relations

Phone: +46 10 714 54 00, +46 761 005 400

E-mail: investor.relations@ericsson.com

Media

Ola Rembe, Vice President,

Head of External Communications

Phone: +46 10 719 97 27, +46 73 024 48 73

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson First Quarter Report 2013	14

Safe harbor statement

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

Ericsson First Quarter Report 2013	15

Financial statements and additional information

Financial statements

17	Consolidated income statement

17	Statement of comprehensive income

18	Consolidated balance sheet

19	Consolidated statement of cash flows

20	Consolidated statement of changes in equity

21	Consolidated income statement - isolated quarters

22	Consolidated statement of cash flows - isolated quarters

23	Parent Company income statement

23	Parent Company balance sheet

Additional information

24	Accounting policies

25	Accounting policies (continued)

26	Net sales by segment by quarter

26	Sales growth for comparable units, adjusted for currency effects and hedging

27	Operating income by segment by quarter

27	Operating margin by segment by quarter

28	EBITA by segment by quarter

28	EBITA margin by segment by quarter

29	Net sales by region by quarter

30	Net sales by region by quarter (cont.)

30	Top 5 countries in sales

31	Net sales by region by segment

32	Provisions

32	Information on investments in assets subject to depreciation, amortizations, impairment and write-downs

32	Reconciliation table, non-IFRS measurements

33	Other information

33	Number of employees

34	Restructuring charges by function

34	Restructuring charges by segment

Ericsson First Quarter Report 2013	16

CONSOLIDATED INCOME STATEMENT

	Jan - Mar				Jan - Dec
SEK million	2012		2013	Change	2012
Net sales	50,974		52,032	2%	227,779
Cost of sales	-33,985		-35,394	4%	-155,699

Gross income	16,989		16,638	-2%	72,080
Gross margin (%)	33.3%		32.0%		31.6%
Research and development expenses	-8,016		-7,877	-2%	-32,833
Selling and administrative expenses	-6,232		-6,643	7%	-26,023

Operating expenses	-14,248		-14,520	2%	-58,856
Other operating income and expenses	7,749	1)	20		8,965	1)

Operating income before shares in earnings of JV and associated companies	10,490		2,138	-80%	22,189
Operating margin before shares in earnings of JV and associated companies (%)	20.6%		4.1%		9.7%
Shares in earnings of JV and associated companies	-1,403		-32	-98%	-11,731	2)

Operating income	9,087		2,106	-77%	10,458
Financial income	262		180		1,708
Financial expenses	-273		-565		-1,984

Income after financial items	9,076		1,721	-81%	10,182
Taxes	-272		-517		-4,244

Net income	8,804		1,204	-86%	5,938

Net income attributable to:
- Stockholders of the Parent Company	8,950		1,205		5,775
- Non-controlling interests	-146		-1		163
Other information
Average number of shares, basic (million)	3,212		3,222		3,216
Earnings per share, basic (SEK) 3)	2.79		0.37		1.80
Earnings per share, diluted (SEK) 3)	2.76		0.37		1.78

STATEMENT OF COMPREHENSIVE INCOME

	Jan - Mar		Jan - Dec
SEK million	2012	2013	2012
Net income	8,804	1,204	5,938
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling	436	819	-451
Revaluation of other investments in shares and participations
Fair value remeasurement	—	—	6
Tax on items that will not be reclassified to profit or loss	-139	-388	-59
Items that may be reclassified to profit or loss
Cash flow hedges
Gains/losses arising during the period	785	174	1,668
Reclassification adjustments for gains/losses included in profit or loss	-213	-466	-568
Adjustments for amounts transferred to initial carrying amount of hedged items	92	—	92
Changes in cumulative translation adjustments	-2,004	-718	-3,947
Share of other comprehensive income on JV and associated companies	-52	-16	-486
Tax on items that may be reclassified to profit or loss	-253	62	-363
Total other comprehensive income	-1,348	-533	-4,108

Total comprehensive income	7,456	671	1,830

Total comprehensive income attributable to:
Stockholders of the Parent Company	7,650	693	1,716
Non-controlling interests	-194	-22	114

1)	Includes gain on sale of Sony Ericsson SEK 7.7 billion in Q1 2012
2)	Negatively impacted by a non-cash charge related to ST-Ericsson of SEK -8.0 billion in Q4 2012
3)	Based on Net income attributable to stockholders of the Parent Company

Ericsson First Quarter Report 2013	17

CONSOLIDATED BALANCE SHEET

	Dec 31	Mar 31
SEK million	2012	2013
ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	3,840	3,819
Goodwill	30,404	30,297
Intellectual property rights, brands and other intangible assets	15,202	14,205
Property, plant and equipment	11,493	11,461
Financial assets
Equity in JV and associated companies	2,842	2,799
Other investments in shares and participations	386	389
Customer finance, non-current	1,290	1,146
Other financial assets, non-current	3,964	4,180
Deferred tax assets	12,321	12,132

	81,742	80,428
Current assets
Inventories	28,802	29,811
Trade receivables	63,660	65,101
Customer finance, current	4,019	3,869
Other current receivables	20,065	19,206
Short-term investments 1)	32,026	34,641
Cash and cash equivalents	44,682	37,444

	193,254	190,072
Total assets	274,996	270,500

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	136,883	137,668
Non-controlling interest in equity of subsidiaries	1,600	1,501

	138,483	139,169
Non-current liabilities
Post-employment benefits 2)	9,503	11,132
Provisions, non-current	211	247
Deferred tax liabilities	3,120	3,281
Borrowings, non-current	23,898	23,638
Other non-current liabilities	2,377	2,407

	39,109	40,705
Current liabilities
Provisions, current	8,427	9,252
Borrowings, current	4,769	5,084
Trade payables	23,100	19,898
Other current liabilities 2)	61,108	56,392

	97,404	90,626
Total equity and liabilities	274,996	270,500

Of which interest-bearing liabilities and post-employment benefits	38,170	39,854
Of which net cash	38,538	32,231
Assets pledged as collateral	520	2,534
Contingent liabilities	613	601

1)	Including loan to ST-Ericsson of SEK 540 million as of March 31, 2013 (SEK 0 million as of December 31, 2012)
2)	The provision for the Swedish special payroll taxes, amounting to SEK 1.8 (1.8) billion, which was previously included in Other current liabilities, has been re-classified as pension liability in line with the implementation of IAS19R on January 1, 2013

Ericsson First Quarter Report 2013	18

CONSOLIDATED STATEMENT OF CASH FLOWS

	Jan - Mar			Jan - Dec
SEK million	2012		2013	2012
Operating activities
Net income	8,804		1,204	5,938
Adjustments to reconcile net income to cash
Taxes	-1,118		-1,849	-1,140
Earnings/dividends in JV and associated companies	1,290		33	11,769
Depreciation, amortization and impairment losses	2,315		2,411	9,889
Other	-7,022		-201	-7,441

	4,269		1,598	19,015
Changes in operating net assets
Inventories	-59		-1,426	2,752
Customer finance, current and non-current	282		260	-1,259
Trade receivables	3,722		-1,934	-1,103
Trade payables	-2,713		-2,948	-1,311
Provisions and post-employment benefits	-1,771		1,155	-1,920
Other operating assets and liabilities, net	-2,999		325	5,857

	-3,538		-4,568	3,016
Cash flow from operating activities	731		-2,970	22,031
Investing activities
Investments in property, plant and equipment	-1,648		-1,196	-5,429
Sales of property, plant and equipment	309		91	568
Acquisitions/divestments of subsidiaries and other operations, net	-1,730	1)	-136	-2,077	1)
Product development	-251		-282	-1,641
Other investing activities	195		298	1,540
Short-term investments	-3,999		-2,860	2,151

Cash flow from investing activities	-7,124		-4,085	-4,888
Cash flow before financing activities	-6,393		-7,055	17,143
Financing activities
Dividends paid	—		-61	-8,632
Other financing activities	-1,318		92	-753

Cash flow from financing activities	-1,318		31	-9,385
Effect of exchange rate changes on cash	-327		-214	-1,752
Net change in cash	-8,038		-7,238	6,006
Cash and cash equivalents, beginning of period	38,676		44,682	38,676
Cash and cash equivalents, end of period	30,638		37,444	44,682

1)	Includes payment of external loan of SEK -6.2 billion attributable to the acquisition of Telcordia in Q1 2012

Ericsson First Quarter Report 2013	19

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Jan - Mar	Jan - Mar	Jan - Dec
SEK million	2012	2013	2012
Opening balance	145,270	138,483	145,270
Total comprehensive income	7,456	671	1,830
Sale/repurchase of own shares	17	21	-93
Stock issue	—	—	159
Stock purchase plan	108	82	405
Dividends paid	—	-61	-8,632
Transactions with non-controlling interests	-384	-26	-456

Closing balance	152,467	139,170	138,483

Ericsson First Quarter Report 2013	20

CONSOLIDATED INCOME STATEMENT – ISOLATED QUARTERS

	2012						2013
Isolated quarters, SEK million	Q1		Q2	Q3	Q4		Q1
Net sales	50,974		55,319	54,550	66,936		52,032
Cost of sales	-33,985		-37,611	-37,970	-46,133		-35,394

Gross income	16,989		17,708	16,580	20,803		16,638
Gross margin (%)	33.3%		32.0%	30.4%	31.1%		32.0%
Research and development expenses	-8,016		-8,097	-7,473	-9,247		-7,877
Selling and administrative expenses	-6,232		-6,855	-5,797	-7,139		-6,643

Operating expenses	-14,248		-14,952	-13,270	-16,386		-14,520
Other operating income and expenses	7,749	1)	530	341	345		20

Operating income before shares in earnings of JV and associated companies	10,490		3,286	3,651	4,762		2,138
Operating margin before shares in earnings of JV and associated companies (%)	20.6%		5.9%	6.7%	7.1%		4.1%
Shares in earnings of JV and associated companies	-1,403		-1,208	-555	-8,565	2)	-32

Operating income	9,087		2,078	3,096	-3,803		2,106
Financial income	262		618	390	438		180
Financial expenses	-273		-924	-275	-512		-565

Income after financial items	9,076		1,772	3,211	-3,877		1,721
Taxes	-272		-567	-1,027	-2,378		-517

Net income	8,804		1,205	2,184	-6,255		1,204

Net income attributable to:
- Stockholders of the Parent Company	8,950		1,110	2,177	-6,462		1,205
- Non-controlling interests	-146		95	7	207		-1
Other information
Average number of shares, basic (million)	3,212		3,215	3,217	3,219		3,222
Earnings per share, basic (SEK) 3)	2.79		0.35	0.68	-2.01		0.37
Earnings per share, diluted (SEK) 3)	2.76		0.34	0.67	-1.99		0.37

1)	Includes gain on sale of Sony Ericsson SEK 7.7 billion in Q1 2012
2)	Negatively impacted by a non-cash charge related to ST-Ericsson of SEK -8.0 billion in Q4 2012
3)	Based on Net income attributable to stockholders of the Parent Company

Ericsson First Quarter Report 2013	21

CONSOLIDATED STATEMENT OF CASH FLOWS - ISOLATED QUARTERS

	2012					2013
Isolated quarters, SEK million	Q1		Q2	Q3	Q4	Q1
Operating activities
Net income	8,804		1,205	2,184	-6,255	1,204
Adjustments to reconcile net income to cash
Taxes	-1,118		-1,185	-886	2,049	-1,849
Earnings/dividends in JV and associated companies	1,290		1,193	579	8,707	33
Depreciation, amortization and impairment losses	2,315		2,401	2,394	2,779	2,411
Other	-7,022		-466	413	-366	-201

	4,269		3,148	4,684	6,914	1,598
Changes in operating net assets
Inventories	-59		43	-650	3,418	-1,426
Customer finance, current and non-current	282		—	-164	-1,377	260
Trade receivables	3,722		-5,427	2,882	-2,280	-1,934
Trade payables	-2,713		1,717	-1,455	1,140	-2,948
Provisions and post-employment benefits	-1,771		-353	-175	379	1,155
Other operating assets and liabilities, net	-2,999		-492	1,851	7,497	325

	-3,538		-4,512	2,289	8,777	-4,568
Cash flow from operating activities	731		-1,364	6,973	15,691	-2,970
Investing activities
Investments in property, plant and equipment	-1,648		-994	-1,461	-1,326	-1,196
Sales of property, plant and equipment	309		-10	17	252	91
Acquisitions/divestments of subsidiaries and other operations, net	-1,730	1)	-110	-357	120	-136
Product development	-251		-525	-435	-430	-282
Other investing activities	195		-520	1,652	213	298
Short-term investments	-3,999		8,133	-938	-1,045	-2,860

Cash flow from investing activities	-7,124		5,974	-1,522	-2,216	-4,085
Cash flow before financing activities	-6,393		4,610	5,451	13,475	-7,055
Financing activities
Dividends paid	—		-8,252	-381	1	-61
Other financing activities	-1,318		1,112	1,062	-1,609	92

Cash flow from financing activities	-1,318		-7,140	681	-1,608	31
Effect of exchange rate changes on cash	-327		599	-1,994	-30	-214
Net change in cash	-8,038		-1,931	4,138	11,837	-7,238
Cash and cash equivalents, beginning of period	38,676		30,638	28,707	32,845	44,682
Cash and cash equivalents, end of period	30,638		28,707	32,845	44,682	37,444

1)	Includes payment of external loan of SEK -6.2 billion attributable to the acquisition of Telcordia in Q1 2012

Ericsson First Quarter Report 2013	22

PARENT COMPANY INCOME STATEMENT

	Jan - Mar		Jan - Dec
SEK million	2012	2013	2012
Net sales	—	—	—
Cost of sales	—	—	—

Gross income	—	—	—
Operating expenses	-147	-256	-931
Other operating income and expenses	561	640	2,534

Operating income	414	384	1,603
Financial net	4,720	792	-6,461

Income after financial items	5,134	1,176	-4,858
Transfers to (-) / from untaxed reserves	—	—	-1,646
Taxes	-109	-119	-289

Net income	5,025	1,057	-6,793

STATEMENT OF COMPREHENSIVE INCOME

	Jan - Mar		Jan - Dec
SEK million	2012	2013	2012
Net income	5,025	1,057	-6,793
Cash flow hedges
Gains/losses arising during the period	-64	—	-64
Adjustments for amounts transferred to initial carrying amount of hegded items	-139	—	-139
Tax on items reported directly in or transferred from equity	—	—	—

Other comprehensive income	-203	—	-203

Total comprehensive income	4,822	1,057	-6,996

PARENT COMPANY BALANCE SHEET

SEK million	Dec 31 2012	Mar 31 2013
ASSETS
Fixed assets
Intangible assets	849	795
Tangible assets	535	522
Financial assets	99,530	93,328

	100,914	94,645
Current assets
Inventories	55	17
Receivables 1)	21,694	20,157
Short-term investments	31,491	33,454
Cash and cash equivalents	25,946	19,244

	79,186	72,872
Total assets	180,100	167,517

STOCKHOLDERS' EQUITY, PROVISIONS AND LIABILITIES
Equity
Restricted equity	48,018	48,018
Non-restricted equity	25,624	26,707

	73,642	74,725
Untaxed reserves	288	288
Provisions	4,095	4,089
Non-current liabilities	48,763	45,811
Current liabilities	53,312	42,604
Total stockholders' equity, provisions and liabilities	180,100	167,517

Assets pledged as collateral	520	534
Contingent liabilities	16,719	16,514

1)	Including loan to ST-Ericsson of SEK 540 million as of March 31, 2013 (SEK 0 million as of December 31, 2012)

Ericsson First Quarter Report 2013	23

Accounting policies

The Group

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2012, and should be read in conjunction with that annual report.

Change of hedge accounting

Due to cost efficiency reasons Ericsson has changed the hedge accounting.

Ericsson hedges highly probable forecast transactions related to sales and purchases with the purpose to limit the impact related to currency fluctuations on these forecasted transactions. This will not be changed.

Ericsson has, however, decided to discontinue hedge accounting for this type of hedges. Until 2012 Ericsson applied cash flow hedge accounting for highly probable forecast transactions. Revaluation of these hedges (incepted prior to January 1, 2013) are prior to release reported under “Other comprehensive income“ (OCI) and is at release recycled to sales, cost of sales and R&D expenses respectively.

As from 2013, revaluation of new hedges (inception as from January 1, 2013) are reported under “Other operating income and expenses” in the Income statement.

As from January 1, 2013, the Company has applied the following new or amended IFRSs and IFRICs:

Amendment to IAS 1, “Financial statement presentation” regarding Other comprehensive income. The main change resulting from this amendment is a requirement for entities to group items presented in “other comprehensive income“ (OCI) on the basis of whether they are potentially recycle to profit or loss subsequently (reclassification adjustments). The amendment does not address which items are presented in OCI.

Amendment to IAS 19, “Employee benefits” eliminates the corridor approach and calculates finance costs on a net funding basis. The Company implemented the immediate and full recognition of actuarial gains/losses in other “Other comprehensive income“ (OCI) in 2006, meaning that the corridor method has not been applied by the Company as from that date and therefore the transition to the revised IAS 19 has not had an effect on the present obligation. The main issue to address is the implementation of the net interest cost/gain, which integrates the interest cost and expected return on assets to be based on a common discount rate. An analysis of fiscal year 2012 in relation to this amendment indicated an impact on pension costs for 2012 with an increase of approximately SEK 0.4 (–0.1) billion. The Company also needs to address the taxes to be incorporated into the defined benefit obligation. This amendment relates to the Swedish special payroll taxes to be reclassified from “Other current liabilities“ to “Post-employment benefits“ with an estimated amount of SEK 1.8 (1.8) billion as per December 31, 2012 *. The amendment also includes additional disclosure requirements on yearly financial and demographic assumptions, sensitivity analysis, duration and multi-employer plans.

Amendment to IFRS 7, “Financial instruments: Disclosures’ on asset and liability offsetting”. This amendment requires disclosure of gross amounts related to financial instruments for which offset has been made.

*	See also footnote under the balance sheet.

Ericsson First Quarter Report 2013	24

Accounting policies (continued)

IFRS 10, “Consolidated financial statements”. The objective of IFRS 10 is to establish principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities to present consolidated financial statements. It defines the principle of control, and establishes control as the basis for consolidation. It sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee. An entity controls an investee if the entity has power over the investee, has the ability to use the power and is exposed to variable returns. It also sets out the accounting requirements for the preparation of consolidated financial statements.

IFRS 11, “Joint arrangements” is a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement rather than its legal form. There are two types of joint arrangement: joint operations and joint ventures. Proportional consolidation of joint ventures is no longer allowed. The Company did not apply the proportionate consolidation method prior to 2013.

IFRS 12, “Disclosures of interests in other entities” includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, structured entities and other off balance sheet vehicles.

IFRS 13, “Fair value measurement” does not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. This standard has also added disclosure requirements in IAS 34, Interim Financial Reporting regarding the disclosure for financial instruments.

IAS 27 (revised 2011), “Separate financial statements” includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10.

IAS 28 (revised 2011), “Associates and joint ventures” includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11.

None of the new or amended standards and interpretations has had any significant impact on the financial result or position of the Company. There is no difference between IFRS effective as per March 31, 2013 and IFRS as endorsed by the EU.

Disclosures required by the IASB on an interim basis as from 2013

Fair valuation of financial instruments

The fair value of the Company’s financial instruments, recognized at fair value, is determined based on quoted market prices or rates. Financial instruments, measured according to the category “Fair value through profit or loss” showed a net fair value measurement positive effect of SEK 1.1 billion. The amount is recognized in the balance sheet as per March 31, 2013.

Book value for “Notes and bond loans” amount to SEK 16.2 billion and fair value to SEK 16.7 billion. Fair values of “Current part of non-current borrowings”, “Other borrowings non-current” as well as “Other financial instruments“ are not estimated to materially differ from book values.

For further information about valuation principles, please see Note C1, “Significant accounting policies” in the Annual Report of 2012.

Ericsson First Quarter Report 2013	25

NET SALES BY SEGMENT BY QUARTER

Segments Sony Ericsson and ST-Ericsson are reported in accordance with the equity method, thus their sales are not included.

	2012				2013
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1
Networks	27,314	27,766	26,939	35,266	28,133
Global Services	20,631	24,074	24,296	28,042	21,452
Of which Professional Services	14,884	16,947	16,388	18,873	14,626
Of which Managed Services	5,708	6,468	6,306	6,752	5,888
Of which Network Rollout	5,747	7,127	7,908	9,169	6,826
Support Solutions	3,029	3,479	3,315	3,628	2,447

Total	50,974	55,319	54,550	66,936	52,032

	2012				2013
Sequential change, percent	Q1	Q2	Q3	Q4	Q1
Networks	-18%	2%	-3%	31%	-20%
Global Services	-24%	17%	1%	15%	-24%
Of which Professional Services	-18%	14%	-3%	15%	-23%
Of which Managed Services	-6%	13%	-3%	7%	-13%
Of which Network Rollout	-35%	24%	11%	16%	-26%
Support Solutions	-11%	15%	-5%	9%	-33%

Total	-20%	9%	-1%	23%	-22%

	2012				2013
Year over year change, percent	Q1	Q2	Q3	Q4	Q1
Networks	-18%	-17%	-17%	6%	3%
Global Services	18%	26%	19%	4%	4%
Of which Professional Services	18%	26%	11%	4%	-2%
Of which Managed Services	16%	37%	19%	12%	3%
Of which Network Rollout	18%	28%	38%	3%	19%
Support Solutions	33%	47%	29%	6%	-19%

Total	-4%	1%	-2%	5%	2%

	2012				2013
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar
Networks	27,314	55,080	82,019	117,285	28,133
Global Services	20,631	44,705	69,001	97,043	21,452
Of which Professional Services	14,884	31,830	48,219	67,092	14,626
Of which Managed Services	5,708	12,176	18,482	25,234	5,888
Of which Network Rollout	5,747	12,875	20,782	29,951	6,826
Support Solutions	3,029	6,508	9,823	13,451	2,447

Total	50,974	106,293	160,843	227,779	52,032

Year to date,	2012				2013
year over year change, percent	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar
Networks	-18%	-17%	-17%	-11%	3%
Global Services	18%	23%	21%	16%	4%
Of which Professional Services	18%	22%	18%	14%	-2%
Of which Managed Services	16%	26%	24%	20%	3%
Of which Network Rollout	18%	23%	29%	20%	19%
Support Solutions	33%	40%	36%	26%	-19%

Total	-4%	-1%	-1%	0%	2%

SALES GROWTH FOR COMPARABLE UNITS, ADJUSTED FOR CURRENCY EFFECTS AND HEDGING

	2012				2013
Sequential change, percent	Q1	Q2	Q3	Q4	Q1
Networks	-19%	-1%	0%	33%	-17%
Global Services	-25%	15%	3%	16%	-20%
Support Solutions	-25%	13%	-3%	21%	-30%

Total	-22%	6%	1%	24%	-19%

Isolated quarter,	2012				2013
Year over year change, percent	Q1	Q2	Q3	Q4	Q1
Networks	-18%	-20%	-17%	9%	7%
Global Services	14%	18%	16%	4%	9%
Support Solutions	12%	16%	4%	4%	-3%

Total	-6%	-6%	-4%	5%	7%

Year to date,	2012				2013
year over year change, percent	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar
Networks	-18%	-19%	-18%	-12%	7%
Global Services	14%	16%	16%	12%	9%
Support Solutions	12%	14%	10%	9%	-3%

Total	-6%	-6%	-5%	-2%	7%

Ericsson First Quarter Report 2013	26

OPERATING INCOME BY SEGMENT BY QUARTER

	2012						2013
Isolated quarters, SEK million	Q1		Q2	Q3	Q4		Q1
Networks	1,649		1,255	1,341	2,812		1,565
Global Services	1,267		1,362	1,835	1,762		726
Of which Professional Services	1,908		2,142	2,293	2,768		1,837
Of which Network Rollout	-641		-780	-458	-1,006		-1,111
Support Solutions	-28		420	480	278		-29
Unallocated 1)	-97		-43	6	-133		-156

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	2,791		2,994	3,662	4,719		2,106
Sony Ericsson	7,691	2)	347	-1	-11		—
ST-Ericsson	-1,395		-1,263	-565	-8,511	3)	—

Subtotal Sony Ericsson and ST-Ericsson	6,296		-916	-566	-8,522		—

Total	9,087		2,078	3,096	-3,803		2,106

	2012						2013
Year to date, SEK million	Jan - Mar		Jan - Jun	Jan - Sep	Jan - Dec		Jan - Mar
Networks	1,649		2,904	4,245	7,057		1,565
Global Services	1,267		2,629	4,464	6,226		726
Of which Professional Services	1,908		4,050	6,343	9,111		1,837
Of which Network Rollout	-641		-1,421	-1,879	-2,885		-1,111
Support Solutions	-28		392	872	1,150		-29
Unallocated 1)	-97		-140	-134	-267		-156

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	2,791		5,785	9,447	14,166		2,106
Sony Ericsson	7,691	2)	8,038	8,037	8,026		—
ST-Ericsson	-1,395		-2,658	-3,223	-11,734	3)	—

Subtotal Sony Ericsson and ST-Ericsson	6,296		5,380	4,814	-3,708		—

Total	9,087		11,165	14,261	10,458		2,106

OPERATING MARGIN BY SEGMENT BY QUARTER

As percentage of net sales, isolated quarters	2012				2013
	Q1	Q2	Q3	Q4	Q1
Networks	6%	5%	5%	8%	6%
Global Services	6%	6%	8%	6%	3%
Of which Professional Services	13%	13%	14%	15%	13%
Of which Network Rollout	-11%	-11%	-6%	-11%	-16%
Support Solutions	-1%	12%	14%	8%	-1%

Subtotal excluding Sony Ericsson and ST-Ericsson	5%	5%	7%	7%	4%

As percentage of net sales, Year to date	2012				2013
	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar
Networks	6%	5%	5%	6%	6%
Global Services	6%	6%	6%	6%	3%
Of which Professional Services	13%	13%	13%	14%	13%
Of which Network Rollout	-11%	-11%	-9%	-10%	-16%
Support Solutions	-1%	6%	9%	9%	-1%

Subtotal excluding Sony Ericsson and ST-Ericsson	5%	5%	6%	6%	4%

1)	“Unallocated” consists mainly of costs for corporate staff, non-operational capital gains and losses
2)	Includes gain on sale of Sony Ericsson SEK 7.7 billion in Q1 2012
3)	Negatively impacted by a non-cash charge related to ST-Ericsson of SEK -8.0 billion in Q4 2012

Ericsson First Quarter Report 2013	27

EBITA BY SEGMENT BY QUARTER

	2012						2013
Isolated quarters, SEK million	Q1		Q2	Q3	Q4		Q1
Networks	2,343		1,994	2,075	3,595		2,302
Global Services	1,464		1,594	2,050	1,974		942
Of which Professional Services	2,086		2,320	2,438	2,925		2,009
Of which Network Rollout	-622		-726	-389	-951		-1,067
Support Solutions	236		608	624	427		118
Unallocated 1)	-96		-42	6	-131		-155

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	3,947		4,154	4,755	5,865		3,207
Sony Ericsson	7,691	2)	347	-1	-11		—
ST-Ericsson	-1,395		-1,263	-565	-8,511	3)	—

Subtotal Sony Ericsson and ST-Ericsson	6,296		-916	-566	-8,522		—

Total	10,243		3,238	4,189	-2,657		3,207

	2012						2013
Year to date, SEK million	Jan - Mar		Jan - Jun	Jan - Sep	Jan - Dec		Jan - Mar
Networks	2,343		4,337	6,411	10,007		2,302
Global Services	1,464		3,058	5,108	7,082		942
Of which Professional Services	2,086		4,406	6,845	9,769		2,009
Of which Network Rollout	-622		-1,348	-1,736	-2,687		-1,067
Support Solutions	236		844	1,468	1,895		118
Unallocated 1)	-96		-138	-132	-263		-155

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	3,947		8,101	12,856	18,721		3,207
Sony Ericsson	7,691	2)	8,038	8,037	8,026		—
ST-Ericsson	-1,395		-2,658	-3,223	-11,734	3)	—

Subtotal Sony Ericsson and ST-Ericsson	6,296		5,380	4,814	-3,708		—

Total	10,243		13,481	17,670	15,013		3,207

EBITA MARGIN BY SEGMENT BY QUARTER

	2012				2013
As percentage of net sales, isolated quarters	Q1	Q2	Q3	Q4	Q1
Networks	9%	7%	8%	10%	8%
Global Services	7%	7%	8%	7%	4%
Of which Professional Services	14%	14%	15%	15%	14%
Of which Network Rollout	-11%	-10%	-5%	-10%	-16%
Support Solutions	8%	17%	19%	12%	5%

Subtotal excluding Sony Ericsson and ST-Ericsson	8%	8%	9%	9%	6%

	2012				2013
As percentage of net sales, year to date	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar
Networks	9%	8%	8%	9%	8%
Global Services	7%	7%	7%	7%	4%
Of which Professional Services	14%	14%	14%	15%	14%
Of which Network Rollout	-11%	-10%	-8%	-9%	-16%
Support Solutions	8%	13%	15%	14%	5%

Subtotal excluding Sony Ericsson and ST-Ericsson	8%	8%	8%	8%	6%

1)	“Unallocated” consists mainly of costs for corporate staff, non-operational capital gains and losses
2)	Includes gain on sale of Sony Ericsson SEK 7.7 billion in Q1 2012
3)	Negatively impacted by a non-cash charge related to ST-Ericsson of SEK -8.0 billion in Q4 2012

Ericsson First Quarter Report 2013	28

NET SALES BY REGION BY QUARTER

	2012				2013
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1
North America	12,775	12,987	14,037	16,950	15,773
Latin America	4,822	5,243	5,424	6,517	4,374
Northern Europe & Central Asia 1) 2)	2,292	3,358	2,697	2,998	2,283
Western & Central Europe 2)	4,306	4,094	3,630	5,448	4,349
Mediterranean 2)	4,620	6,214	5,401	7,064	5,271
Middle East	3,157	3,701	3,637	5,061	3,160
Sub Saharan Africa	2,200	2,791	2,800	3,558	2,131
India	1,421	1,700	1,737	1,602	1,606
North East Asia	9,154	8,423	8,373	10,246	6,054
South East Asia & Oceania	3,374	3,674	3,505	4,515	4,129
Other 1) 2)	2,853	3,134	3,309	2,977	2,902

Total	50,974	55,319	54,550	66,936	52,032

1) Of which Sweden	834	1,282	1,649	1,268	1,020
2) Of which EU	9,502	11,201	10,604	12,923	9,782

	2012				2013
Sequential change, percent	Q1	Q2	Q3	Q4	Q1
North America	14%	2%	8%	21%	-7%
Latin America	-31%	9%	3%	20%	-33%
Northern Europe & Central Asia 1) 2)	-39%	47%	-20%	11%	-24%
Western & Central Europe 2)	-18%	-5%	-11%	50%	-20%
Mediterranean 2)	-44%	35%	-13%	31%	-25%
Middle East	-39%	17%	-2%	39%	-38%
Sub Saharan Africa	-32%	27%	0%	27%	-40%
India	-7%	20%	2%	-8%	0%
North East Asia	-16%	-8%	-1%	22%	-41%
South East Asia & Oceania	-16%	9%	-5%	29%	-9%
Other 1) 2)	-14%	10%	6%	-10%	-3%

Total	-20%	9%	-1%	23%	-22%

1) Of which Sweden	-8%	54%	29%	-23%	-20%
2) Of which EU	-29%	18%	-5%	22%	-24%

	2012				2013
Year-over-year change, percent	Q1	Q2	Q3	Q4	Q1
North America	-3%	5%	16%	51%	23%
Latin America	20%	6%	-10%	-7%	-9%
Northern Europe & Central Asia 1) 2)	-32%	-26%	-24%	-21%	0%
Western & Central Europe 2)	-10%	-6%	-21%	3%	1%
Mediterranean 2)	-4%	12%	3%	-14%	14%
Middle East	3%	4%	0%	-3%	0%
Sub Saharan Africa	-1%	26%	11%	11%	-3%
India	-55%	-39%	-24%	5%	13%
North East Asia	6%	-7%	-13%	-6%	-34%
South East Asia & Oceania	9%	21%	-6%	13%	22%
Other 1) 2)	9%	27%	49%	-10%	2%

Total	-4%	1%	-2%	5%	2%

1) Of which Sweden	-10%	16%	75%	40%	22%
2) Of which EU	-5%	9%	4%	-4%	3%

Ericsson First Quarter Report 2013	29

NET SALES BY REGION BY QUARTER (continued)

	2012				2013
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar
North America	12,775	25,762	39,799	56,749	15,773
Latin America	4,822	10,065	15,489	22,006	4,374
Northern Europe & Central Asia 1) 2)	2,292	5,650	8,347	11,345	2,283
Western & Central Europe 2)	4,306	8,400	12,030	17,478	4,349
Mediterranean 2)	4,620	10,834	16,235	23,299	5,271
Middle East	3,157	6,858	10,495	15,556	3,160
Sub Saharan Africa	2,200	4,991	7,791	11,349	2,131
India	1,421	3,121	4,858	6,460	1,606
North East Asia	9,154	17,577	25,950	36,196	6,054
South East Asia & Oceania	3,374	7,048	10,553	15,068	4,129
Other 1) 2)	2,853	5,987	9,296	12,273	2,902

Total	50,974	106,293	160,843	227,779	52,032

1) Of which Sweden	834	2,116	3,765	5,033	1,020
2) Of which EU	9,502	20,703	31,307	44,230	9,782

Year to date,	2012				2013
year-over-year change, percent	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar
North America	-3%	1%	6%	16%	23%
Latin America	20%	13%	4%	0%	-9%
Northern Europe & Central Asia 1) 2)	-32%	-29%	-27%	-25%	0%
Western & Central Europe 2)	-10%	-8%	-13%	-8%	1%
Mediterranean 2)	-4%	5%	4%	-2%	14%
Middle East	3%	4%	2%	1%	0%
Sub Saharan Africa	-1%	13%	12%	12%	-3%
India	-55%	-48%	-41%	-34%	13%
North East Asia	6%	0%	-5%	-5%	-34%
South East Asia & Oceania	9%	15%	7%	9%	22%
Other1) 2)	9%	18%	27%	15%	2%

Total	-4%	-1%	-1%	0%	2%

1) Of which Sweden	-10%	4%	27%	30%	22%
2) Of which EU	-5%	2%	3%	1%	3%

TOP 5 COUNTRIES IN SALES

	Q1		Jan - Mar
Country	2012	2013	2012	2013
UNITED STATES	24%	30%	24%	30%
JAPAN	9%	7%	9%	7%
CHINA	5%	4%	5%	4%
INDONESIA	2%	3%	2%	3%
ITALY	3%	3%	3%	3%

Ericsson First Quarter Report 2013	30

NET SALES BY REGION BY SEGMENT

Revenue from Telcordia is reported 50/50 between segments Global Services and Support Solutions. In the regional dimension, all of Telcordia sales is reported in Support Solutions, except for North America where it is split 50/50. IPX was divested Q3 2012. For the first nine months of 2012, IPX was included in Support Solutions and region Other.

	Q1 2013, SEK million				Jan - Mar 2013, SEK million
	Net- works	Global Services	Support Solutions	Total	Net- works	Global Services	Support Solutions	Total
North America	9,178	6,109	486	15,773	9,178	6,109	486	15,773
Latin America	2,003	2,017	354	4,374	2,003	2,017	354	4,374
Northern Europe & Central Asia	1,265	954	64	2,283	1,265	954	64	2,283
Western & Central Europe	1,891	2,341	117	4,349	1,891	2,341	117	4,349
Mediterranean	2,442	2,688	141	5,271	2,442	2,688	141	5,271
Middle East	1,417	1,472	271	3,160	1,417	1,472	271	3,160
Sub Saharan Africa	1,100	822	209	2,131	1,100	822	209	2,131
India	858	627	121	1,606	858	627	121	1,606
North East Asia	3,377	2,590	87	6,054	3,377	2,590	87	6,054
South East Asia & Oceania	2,600	1,421	108	4,129	2,600	1,421	108	4,129
Other	2,002	411	489	2,902	2,002	411	489	2,902

Total	28,133	21,452	2,447	52,032	28,133	21,452	2,447	52,032
Share of Total	54%	41%	5%	100%	54%	41%	5%	100%

	Q1 2013
Sequential change, percent	Net- works	Global Services	Support Solutions	Total
North America	-2%	-10%	-40%	-7%
Latin America	-30%	-38%	-11%	-33%
Northern Europe & Central Asia	-19%	-22%	-69%	-24%
Western & Central Europe	-19%	-20%	-34%	-20%
Mediterranean	-11%	-34%	-45%	-25%
Middle East	-43%	-29%	-49%	-38%
Sub Saharan Africa	-46%	-33%	-26%	-40%
India	-4%	8%	-5%	0%
North East Asia	-48%	-29%	-31%	-41%
South East Asia & Oceania	2%	-24%	15%	-9%
Other	2%	5%	-22%	-3%

Total	-20%	-24%	-33%	-22%

	Q1 2013
Year over year change, percent	Net- works	Global Services	Support Solutions	Total
North America	23%	30%	-17%	23%
Latin America	-3%	-20%	51%	-9%
Northern Europe & Central Asia	6%	-6%	-20%	0%
Western & Central Europe	23%	-9%	-40%	1%
Mediterranean	21%	11%	-17%	14%
Middle East	8%	-11%	44%	0%
Sub Saharan Africa	-12%	4%	39%	-3%
India	30%	1%	-12%	13%
North East Asia	-46%	-6%	-29%	-34%
South East Asia & Oceania	43%	0%	-21%	22%
Other	19%	180%	-52%	2%

Total	3%	4%	-19%	2%

	Jan - Mar 2013
Year over year change, percent	Net- works	Global Services	Support Solutions	Total
North America	23%	30%	-17%	23%
Latin America	-3%	-20%	51%	-9%
Northern Europe & Central Asia	6%	-6%	-20%	0%
Western & Central Europe	23%	-9%	-40%	1%
Mediterranean	21%	11%	-17%	14%
Middle East	8%	-11%	44%	0%
Sub Saharan Africa	-12%	4%	39%	-3%
India	30%	1%	-12%	13%
North East Asia	-46%	-6%	-29%	-34%
South East Asia & Oceania	43%	0%	-21%	22%
Other	19%	180%	-52%	2%

Total	3%	4%	-19%	2%

Ericsson First Quarter Report 2013	31

PROVISIONS

	2012				2013
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1
Opening balance	6,265	5,930	5,318	5,243	8,638
Additions	1,003	616	810	4,582	1,915
Utilization/Cash out	-980	-850	-664	-981	-758
Of which restructuring	-401	-342	-160	-267	-324
Reversal of excess amounts	-370	-453	-95	-155	-209
Reclassification, translation difference and other	12	75	-126	-51	-87

Closing balance	5,930	5,318	5,243	8,638	9,499

	2012				2013
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar
Opening balance	6,265	6,265	6,265	6,265	8,638
Additions	1,003	1,619	2,429	7,011	1,915
Utilization/Cash out	-980	-1,830	-2,494	-3,475	-758
Of which restructuring	-401	-743	-903	-1,170	-324
Reversal of excess amounts	-370	-823	-918	-1,073	-209
Reclassification, translation difference and other	12	87	-39	-90	-87

Closing balance	5,930	5,318	5,243	8,638	9,499

INFORMATION ON INVESTMENTS IN ASSETS SUBJECT TO DEPRECIATION, AMORTIZATION, IMPAIRMENT AND WRITE-DOWNS

	2012				2013
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1
Additions
Property, plant and equipment	1,648	994	1,461	1,326	1,196
Capitalized development expenses	251	525	435	430	282
IPR, brands and other intangible assets	5,570	992	341	409	196

Total	7,469	2,511	2,237	2,165	1,674

Depreciation, amortization and impairment losses
Property, plant and equipment	914	982	1,035	1,081	1,008
Capitalized development expenses	245	259	265	555	303
IPR, brands and other intangible assets, etc.	1,156	1,160	1,094	1,143	1,100

Total	2,315	2,401	2,394	2,779	2,411

RECONCILIATION TABLE, NON-IFRS MEASUREMENTS

CASH CONVERSION

	2012				2013
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1
Net income	8,804	1,205	2,184	-6,255	1,204
Net income reconciled to cash	4,269	3,148	4,684	6,914	1,598
Cash flow from operating activities	731	-1,364	6,973	15,691	-2,970
Cash conversion	17.1%	-43.3%	148.9%	226.9%	-185.9%

NET CASH, END OF PERIOD

	Dec 31	Mar 31
SEK million	2012	2013
Cash and cash equivalents	44,682	37,444
+ Short term investments	32,026	34,641
- Borrowings, non-current	23,898	23,638
- Borrowings, current	4,769	5,084
- Post employment benefits	9,503	11,132
Net cash, end of period	38,538	32,231

Ericsson First Quarter Report 2013	32

OTHER INFORMATION

	Jan - Mar		Jan - Dec
	2012	2013	2012
Number of shares and earnings per share
Number of shares, end of period (million)	3,273	3,305	3,305
Of which class A-shares (million)	262	262	262
Of which class B-shares (million)	3,011	3,043	3,043
Number of treasury shares, end of period (million)	60	82	85
Number of shares outstanding, basic, end of period (million)	3,213	3,223	3,220
Numbers of shares outstanding, diluted, end of period (million)	3,242	3,254	3,251
Average number of treasury shares (million)	61	83	76
Average number of shares outstanding, basic (million)	3,212	3,222	3,216
Average number of shares outstanding, diluted (million) 1)	3,241	3,253	3,247
Earnings per share, basic (SEK)	2.79	0.37	1.80
Earnings per share, diluted (SEK) 1)	2.76	0.37	1.78
Earnings per share (Non-IFRS), diluted (SEK) 2)	3.01	0.61	2.74
Earnings per share (Non-IFRS, excluding restructuring), diluted (SEK) 2)	3.14	0.99	3.55

Ratios
Days sales outstanding	104	108	86
Inventory turnover days	88	76	73
Payable days	64	55	57
Equity ratio (%)	54.3%	51.4%	50.4%
Return on equity (%)	24.4%	3.5%	4.1%
Return on capital employed (%)	19.8%	5.1%	6.7%
Capital turnover (times)	1.1	1.2	1.3
Cash conversion %, end of period	17.1%	-185.9%	115.9%
Payment readiness, end of period	82,657	80,024	84,951
Payment readiness, as percentage of sales	40.5%	38.4%	37.3%

Exchange rates used in the consolidation
SEK/EUR—average rate	8.86	8.50	8.70
—closing rate	8.84	8.34	8.58
SEK/USD—average rate	6.70	6.46	6.73
—closing rate	6.63	6.51	6.51

Other
Regional inventory, end of period,	20,987	20,781	19,353
Export sales from Sweden	27,194	26,154	106,997

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share
2)	Excluding amortizations and write-downs of acquired intangibles

NUMBER OF EMPLOYEES

	2012				2013
End of period	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31
North America	16,281	15,872	15,486	15,501	15,404
Latin America	11,538	11,176	10,920	11,219	11,153
Northern Europe & Central Asia 1)	21,341	21,457	21,334	21,211	21,043
Western & Central Europe	10,900	10,837	11,897	11,257	11,118
Mediterranean	11,858	11,986	12,321	12,205	12,015
Middle East	4,361	4,231	4,065	3,992	3,951
Sub Saharan Africa	2,317	2,277	1,669	2,014	1,967
India	12,567	12,644	13,269	14,303	14,588
North East Asia	13,016	13,233	13,853	14,157	14,088
South East Asia & Oceania	4,372	4,382	4,400	4,396	4,321

Total	108,551	108,095	109,214	110,255	109,648

1) Of which Sweden	17,767	17,890	17,768	17,712	17,550

Ericsson First Quarter Report 2013	33

RESTRUCTURING CHARGES BY FUNCTION

	2012				2013
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1
Cost of sales	-496	-389	-455	-885	-698
Research and development expenses	-19	-107	-33	-693	-552
Selling and administrative expenses	-54	-98	-82	-136	-589

Subtotal Ericsson excluding ST-Ericsson	-569	-594	-570	-1,714	-1,839
Share in ST-Ericsson charges	-30	-190	-46	-46	—

Subtotal ST-Ericsson	-30	-190	-46	-46	—

Total	-599	-784	-616	-1,760	-1,839

	2012				2013
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar
Cost of sales	-496	-885	-1,340	-2,225	-698
Research and development expenses	-19	-126	-159	-852	-552
Selling and administrative expenses	-54	-152	-234	-370	-589

Subtotal Ericsson ST-Ericsson	-569	-1,163	-1,733	-3,447	-1,839
Share in ST-Ericsson charges	-30	-220	-266	-312	—

Subtotal ST-Ericsson	-30	-220	-266	-312	—

Total	-599	-1,383	-1,999	-3,759	-1,839

RESTRUCTURING CHARGES BY SEGMENT

	2012				2013
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1
Networks	-87	-167	-94	-905	-1,251
Global Services	-473	-415	-441	-601	-385
Of which Professional Services	-358	-302	-305	-371	-270
Of which Network Rollout	-115	-113	-136	-230	-115
Support Solutions	-9	-12	-29	-196	-111
Unallocated	—	—	-6	-12	-92

Subtotal Ericsson excluding ST-Ericsson	-569	-594	-570	-1,714	-1,839
ST-Ericsson	-30	-190	-46	-46	—

Subtotal ST-Ericsson	-30	-190	-46	-46	—

Total	-599	-784	-616	-1,760	-1,839

	2012				2013
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar
Networks	-87	-254	-348	-1,253	-1,251
Global Services	-473	-888	-1,329	-1,930	-385
Of which Professional Services	-358	-660	-965	-1,336	-270
Of which Network Rollout	-115	-228	-364	-594	-115
Support Solutions	-9	-21	-50	-246	-111
Unallocated	—	—	-6	-18	-92

Subtotal Ericsson excluding ST-Ericsson	-569	-1,163	-1,733	-3,447	-1,839
ST-Ericsson	-30	-220	-266	-312	—

Subtotal ST-Ericsson	-30	-220	-266	-312	—

Total	-599	-1,383	-1,999	-3,759	-1,839

Ericsson First Quarter Report 2013	34